						Exhibit 12.1
						9/7/2007
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006
and the year to date June 30, 2007

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2002	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$770,194	$782,220	$819,955	$819,515	$875,256	$446,639
Interest expense, net of amounts capitalized	226,732	215,858	211,373	215,431	254,229	137,785
Distributions on mandatorily redeemable preferred securities	24,599	15,255	0	0	0	0
AFUDC - Debt funds	6,854	6,421	6,856	8,173	7,939	7,600

Earnings as defined	$1,028,379	$1,019,754	$1,038,184	$1,043,119	$1,137,424	$592,024

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$208,148	$183,953	$173,226	$186,542	$231,060	$122,664
Interest on affiliated loans	845	274	16,479	16,563	16,764	8,274
Interest on interim obligations	1,160	388	465	1,063	1,873	1,791
Amort of debt disc, premium and expense, net	12,857	15,671	14,793	14,559	12,987	7,226
Other interest charges	10,577	21,993	13,266	4,877	(514)	5,430
Distributions on mandatorily redeemable preferred securities	24,599	15,255	0	0	0	0

Fixed charges as defined	$258,186	$237,534	$218,229	$223,604	$262,170	$145,385

RATIO OF EARNINGS TO FIXED CHARGES	3.98	4.29	4.76	4.67	4.34	4.07